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                                                                      Exhibit 99


EASTGROUP PROPERTIES ADOPTS SHAREHOLDER RIGHTS PLAN

     JACKSON, Miss., Dec. 3 /PRNewswire/ -- EastGroup Properties (NYSE: EGP) announced today that its Board of Directors has adopted a Shareholder Rights Plan designed to enhance the ability of all of the Company's shareholders to realize the long-term value of their investment.

     Under the Plan, Rights will be distributed as a dividend on each share of Common Stock (one Right for each share of Common Stock) held as of the close of business on December 28, 1998. A Right will also be delivered with all shares of Common Stock issued after December 28, 1998 and 1.1364 Rights will be delivered with all shares of EastGroup's Series B Cumulative Convertible Preferred Stock issued after December 28, 1998.

     The Rights will expire at the close of business on December 3, 2008.

     Each whole Right will entitle the holder to buy one one-thousandth (1/1000) of a newly issued share of EastGroup's Series C Preferred Stock at an exercise price of $70.00.

     The Rights attach to and trade with the shares of the Company's Common Stock and Series B Preferred Stock. No separate Rights Certificates will be issued unless an event triggering the Rights occurs.

     The Rights will detach from the Common Stock and Series B Preferred Stock and will initially become exercisable for shares of Series C Preferred Stock if a person or group acquires beneficial ownership of, or commences a tender or exchange offer which would result in such person or group beneficially owning, 15% or more of EastGroup's Common Stock, except through a tender or exchange offer for all shares which the Board determines to be fair and otherwise in the best interest of EastGroup and its shareholders. The Rights will also detach from the Common Stock and Series B Preferred Stock if the Board determines that a person holding at least 9.8% of EastGroup's Common Stock intends to cause EastGroup to take certain actions adverse to it and it shareholders or that such holder's ownership would have a material adverse effect on EastGroup.

     If any person becomes the beneficial owner of 15% or more of EastGroup's Common Stock and the Board of Directors does not within 10 days thereafter redeem the Rights, or a 9.8% holder is determined by the Board to be an adverse person, each Right not owned by such person or related parties will then enable its holder to purchase, at the Right's then-current exercise price, EastGroup Common Stock (or, in certain circumstances as determined by the Board, a combination of cash, property, common stock or other securities) having a value of twice the Right's exercise price.

     Under certain circumstances, if EastGroup is acquired in a merger or similar transaction with another person, or sells more than 50 percent of its assets, earning power or cash flow to another entity, each Right that has not previously been exercised will entitle its holder to purchase, at the Right's then-current exercise price, common stock of such other entity having a value of twice the Right's exercise price.

     EastGroup will generally be entitled to redeem the Rights at $0.0001 per Right at any time until the 10th day following public announcement that a 15% position has been acquired, or until the Board has determined a 9.8% holder to be an adverse person. Prior to such time, the Board of Directors may extend the redemption period.

     EastGroup has entered into an agreement with Five Arrows Realty Securities II L.L. C. ("Five Arrows") pursuant to which EastGroup may issue and sell to Five Arrows up to 2,800,000 shares of Series B Preferred Stock (which would be convertible into 3,181,920 shares of Common Stock). There are currently no shares of Series B Preferred Stock outstanding. Five Arrows will not be deemed to be either an acquiring person for purposes of the 15% threshold or an adverse person for purposes of the 9.8% threshold solely as a result of its ownership of Series B Preferred Stock or the Common Stock it may acquire on the conversion of Series B Preferred Stock.

     Details of the Shareholder Rights Plan are outlined in a summary, which will be mailed to all EastGroup shareholders.

     EastGroup Properties, Inc. is a self-administered equity real estate


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investment trust focused on the acquisition, ownership and selective development of industrial properties in major Sunbelt markets throughout the United States. EastGroup's industrial portfolio currently includes industrial properties containing over 14 million square feet of industrial space and industrial properties currently under development of approximately 1,420,000 square feet.

    EastGroup Properties, Inc. press releases are available at no charge through Company News-On-Call by fax, 1-800-758-5804, extension 266748 or on the worldwide web at http://www.eastgroup.net.



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